ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283672
Dated March 25, 2026

Contingent Income Auto-Callable Securities with Daily Coupon Observation Based on the Performance of the Shares of the State Street® Technology Select Sector SPDR® ETF due on or about April 2, 2027

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Daily Coupon Observation (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying fund and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying fund:	Shares of the State Street® Technology Select Sector SPDR® ETF (Bloomberg Ticker: “XLK UP”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be March 30, 2026
Original issue date:	Expected to be April 2, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be March 30, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be April 2, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If, on any observation end date (other than the first observation end date and final determination date), the closing price of the underlying fund is equal to or greater than the call threshold level, the securities will be redeemed early and we will pay the early redemption amount on the first contingent payment date immediately following the related observation end date.

Early redemption amount:	The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) any contingent payment with respect to the related observation period.
Contingent payment:	■

If the closing price of the underlying fund is equal to or greater than the coupon barrier level on each trading day during an observation period, we will pay a contingent payment of $34.25 (equivalent to 13.70% per annum of the stated principal amount) per security on the related contingent payment date.

■

If the closing price of the underlying fund is less than the coupon barrier level on any trading day during an observation period, no contingent payment will be made with respect to that observation period.

Observation end dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:

Three business days following the applicable observation end date on which the applicable observation period ends, except that the coupon payment date for the final observation period will be the maturity date.

Observation period:	Each trading day from but excluding the prior observation end date (or the pricing date in the case of the first observation period) to and including the next following observation end date.
Payment at maturity:	■

If the final price is equal to or greater than the downside threshold level:

(i) the stated principal amount plus (ii) any contingent payment otherwise payable with respect to the final observation period

■

If the final price is less than the downside threshold level: the cash value

If the securities are not redeemed early and the final price is less than the downside threshold level, investors will lose a significant portion and may lose all of their initial investment.

Exchange ratio:	The quotient of the stated principal amount divided by the initial price.
Cash value:	The exchange ratio multiplied by the final price.
Call threshold level:	100.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Coupon barrier level:	75.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Downside threshold level:	75.00% of the initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Initial price:	The closing price of the underlying fund on the pricing date.
Final price:	The closing price of the underlying fund on the final determination date.
CUSIP / ISIN:	90310EHJ7 / US90310EHJ73
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	1.75% of the aggregate principal amount.
Estimated initial value:	Expected to be between $942.40 and $972.40 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/1114446/000183988226016890/ubs_424b2-10851.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical coupon barrier level of 75.00% of a hypothetical initial price and a hypothetical downside threshold level of 75.00% of a hypothetical initial price and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying Fund	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. You should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.

▪You may receive no contingent payments.

▪Higher contingent payments are generally associated with a greater risk of loss.

▪Early redemption risk.

▪Investors will not participate in any appreciation in the closing price of the underlying fund and will not have the same rights as holders of the underlying fund.

Risks Relating to Characteristics of the Underlying Fund

▪Market risk.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪No affiliation with the sponsor.

▪The underlying fund is an exchange-traded fund (an “ETF”) and its value may not completely track the value of the underlying constituents.

▪Fluctuation of the net asset value (the “NAV”).

▪Failure of the underlying fund to track the level of its target index.

▪The underlying fund utilizes a passive indexing investment approach.

▪The securities are subject to risks associated with the technology sector.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪UBS cannot control actions by the sponsor and the sponsor has no obligation to consider your interests.

▪Potential UBS impact on the underlying fund or an underlying constituent.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪Following certain events, the calculation agent can make adjustments to the underlying fund and terms of the securities that may adversely affect the market value of, and return on, the securities.

Risks Relating to General Credit Characteristics

▪The securities are subject to the credit risk of UBS, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Fund

For information about the underlying fund, including historical performance information, see “Information About the Underlying Fund” in the preliminary pricing supplement.

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